UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ONESPAWORLD HOLDINGS LIMITED

(Name of Issuer)

Common Shares

(Title of Class of Securities)

P73684113

(CUSIP Number)

March 19, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	P73684113

1.	Names of Reporting Persons
Steiner Leisure Limited
2.	Check the appropriate box if a member of a group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization
The Commonwealth of the Bahamas

Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power
0
	6.	Shared Voting Power
10,034,650[1]
	7.	Sole Dispositive Power
0
	8.	Shared Dispositive Power
10,034,650[1]

9.	Aggregate amount beneficially owned by each reporting person
10,034,650[1]
10.	Check box if the aggregate amount in Row (9) excludes certain shares

11.	Percent of class represented by amount in Row (9)
16%[2]
12.	Type of reporting person
CO

[1]	Includes 8,198,130 of common shares and 1,486,520 warrants to purchase common shares.

[2]	The percentage is calculated based upon total outstanding shares of 61,118,398, as of November 13, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed on November 13, 2019.

CUSIP No.	P73684113

1.	Names of Reporting Persons
Nemo Parent, Inc.
2.	Check the appropriate box if a member of a group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization
The Commonwealth of the Bahamas

Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power
0
	6.	Shared Voting Power
10,034,650[3]
	7.	Sole Dispositive Power
0
	8.	Shared Dispositive Power
10,034,650[3]

9.	Aggregate amount beneficially owned by each reporting person
10,034,650[3]
10.	Check box if the aggregate amount in Row (9) excludes certain shares

11.	Percent of class represented by amount in Row (9)
16%[4]
12.	Type of reporting person
CO

[3]	Includes 8,198,130 of common shares and 1,486,520 warrants to purchase common shares.

[4]	The percentage is calculated based upon total outstanding shares of 61,118,398, as of November 13, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed on November 13, 2019.

CUSIP No.	P73684113

1.	Names of Reporting Persons
Nemo Investor Aggregator, Limited
2.	Check the appropriate box if a member of a group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization
Cayman Islands

Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power
0
	6.	Shared Voting Power
10,034,650[5]
	7.	Sole Dispositive Power
0
	8.	Shared Dispositive Power
10,034,650[5]

9.	Aggregate amount beneficially owned by each reporting person
10,034,650[5]
10.	Check box if the aggregate amount in Row (9) excludes certain shares

11.	Percent of class represented by amount in Row (9)
16%[6]
12.	Type of reporting person
CO

[5]	Includes 8,198,130 of common shares and 1,486,520 warrants to purchase common shares.

[6]	The percentage is calculated based upon total outstanding shares of 61,118,398, as of November 13, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed on November 13, 2019.

CUSIP No.	P73684113

1.	Names of Reporting Persons
Dory HoldCo, LLC
2.	Check the appropriate box if a member of a group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization
Delaware

Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power
0
	6.	Shared Voting Power
8,198,130
	7.	Sole Dispositive Power
0
	8.	Shared Dispositive Power
8,198,130

9.	Aggregate amount beneficially owned by each reporting person
8,198,130
10.	Check box if the aggregate amount in Row (9) excludes certain shares

11.	Percent of class represented by amount in Row (9)
13.4%[7]
12.	Type of reporting person
OO

[7]	The percentage is calculated based upon total outstanding shares of 61,118,398, as of November 13, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed on November 13, 2019.

This Schedule 13G is being filed to report the release from escrow on March 19, 2020 to Steiner Leisure Limited of 350,000 common shares of OneSpaWorld Holdings Limited (the “Issuer”) that were held in escrow to support the indemnification obligations of Steiner Leisure Limited under the Business Combination Agreement, dated November 1, 2018, by and among Steiner Leisure Limited, the Issuer and the other parties thereto.

Item 1.

Item 1(a).	Name of Issuer

OneSpaWorld Holdings Limited

Item 1(b).	Address of the Issuer’s Principal Executive Offices

Shirley House, 253 Shirley Street
Nassau, Bahamas N-624

Item 2.

Item 2(a).	Names of Persons Filing

This statement is filed on behalf of each of the following entities (collectively, the “Reporting Entities”):

1. Steiner Leisure Limited (“Steiner Leisure”)

2. Nemo Parent, Inc. (“Parent”)

3. Nemo Investor Aggregator (“Aggregator”)

4. Dory HoldCo, LLC (“Dory”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

1. Steiner Leisure Limited

Suite 104A, Saffrey Square
Nassau, Bahamas

2. Nemo Parent, Inc.

C/O Lennox Paton Corporate Services Ltd

3 Bayside Executive Park

West Bay Street

Nassau, Bahamas

3. Nemo Investor Aggregator

C/O Mourant Ozannes Corporate Services

94 Solaris Avenue, PO Box 1348

Camana Bay, Grand Cayman

4. Dory HoldCo, LLC

C/O 770 South Dixie Hwy, Suite 200

Coral Gables, Florida 33146

Item 2(c).	Citizenship

See responses to Item 4 on each cover page

Item 2(d).	Title of Class of Securities

Common shares, par value $0.0001 per share

Item 2(e).	CUSIP Number

P73684113

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	Broker or dealer registered under Section 15 of the Act.
☐	Bank as defined in Section 3(a)(b) or the Act.
☐	Insurance company as defined in Section 3(a)(19) of the Act.
☐	Investment company registered under Section 8 of the Investment Company Act.
☐	An investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(E).
☐	An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(F).
☐	A parent holding company or control person in accordance with Rule 13d 1(b)(1)(ii)(G).
☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J)
☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution

Item 4.	Ownership

The information requested in this item is incorporated herein by reference to the cover pages of this Schedule 13G.

As of March 19, 2020, Dory directly holds 8,198,130 common shares of the Issuer and Steiner Leisure directly holds 350,000 common shares of the Issuer and 1,486,520 warrants, with each warrant exercisable for one common share of the Issuer, subject to adjustment, for an exercise price of $11.50 per share.

Dory is 100% owned by Steiner Leisure. Steiner Leisure is controlled by Parent. Parent is 100% owned by Aggregator. Aggregator is governed by a board of directors consisting of seven directors. Each director has one vote, and the approval of a majority of the directors is required to approve an action of Aggregator. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities.

Pursuant to Rule 13d-4 of the Act, the Reporting Entities declare that filing this statement shall not be construed as an admission that any such entity is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement except to the extent of such person’s pecuniary interest in the common shares or warrants of the Issuer, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Entity.

Item 5.	Ownership of 5 Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March 26, 2020

Steiner Leisure Limited

By:	/s/ Marc Magliacano
Name:	Marc Magliacano
Title:	Vice President and Assistant Secretary

Nemo Parent, Inc.

By:	/s/ Marc Magliacano
Name:	Marc Magliacano
Title:	Vice President

Nemo Investor aggregator Limited

By:	/s/ Marc Magliacano
Name:	Marc Magliacano
Title:	President and Chairman

Dory HoldCo, LLC

By:	/s/ Robert C. Boehm
Name:	Robert C. Boehm
Title:	Chief Executive Officer, Executive Vice President
General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.

99.1	Joint Filing Agreement dated as of March 26, 2020, by and among each of the Reporting Entities